TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA BEGINS DRILLING AT COLQUI ORCCO PROJECT, PERU

Vancouver, B.C., May 19, 2011: Esperanza Resources Corp. (TSX-V: EPZ) is pleased to announce that drilling at its 100% owned Colqui Orcco project has started. The drill plan includes 1,800 meters in 12 diamond-drill core holes and may be expanded depending on results.

Colqui Orcco (Silver Hill) is a greenfields prospect in Cuzco Department, southern Peru, with concessions comprising of 700 hectares. Esperanza geologists discovered three steeply dipping quartz veins and breccia structures up to 2.7 meters wide and totaling 2,500 meters in length. Channel samples of the veins yielded silver values up to 4,984 g/t Ag and gold values of 1.3 g/t Au. The vein textures, metal ratios, anomalous geochemical indicators, and accompanying alteration are all suggestive of the uppermost portion of a silver rich hydrothermal system. The targets are bonanza vein ore bodies at depth.

More information on Colqui Orcco and our Peru exploration program can be found on Esperanza’s website at: http://www.epzresources.com/newproject_perumap.php

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 35% interest in Global Minerals Ltd. (TSX-V: CTG), majority owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.

QUALIFIED PERSON: Mr. J. Stevens Zuker, M.Sc., Geology and Senior Vice President, Esperanza Resources Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Peru exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. He has verified the data disclosed in this news release, including sampling, analytical and test data. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES). A description of quality control and quality assurance protocols can be found at www.epzresources.com/protocols.php

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Pucarana property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.